                                                                      EXHIBIT 12

                      Abbott Laboratories and Subsidiaries

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

                       (dollars in millions except ratios)

                                                                              Year Ended December 31
                                                            -----------------------------------------------------
                                                             2000        1999        1998       1997        1996
                                                            ------      ------      ------     ------      ------
Net Earnings                                                $2,786      $2,446      $2,334     $2,079      $1,874



Add (deduct):

Income taxes                                                 1,030         951         908        856         788

Capitalized interest cost, net of amortization                  (3)         (1)          1         (1)         (4)

Minority interest                                                8           8           7         11          16
                                                            ------      ------      ------     ------      ------

Net earnings as adjusted                                    $3,821      $3,404      $3,250     $2,945      $2,674
                                                            ------      ------      ------     ------      ------



Fixed Charges:

Interest on long-term and short-term debt                   $  114      $  145      $  160     $  135      $   96

Capitalized interest cost                                       18          13          14         14          16

Rental expense representative of an interest factor             48          44          40         29          26
                                                            ------      ------      ------     ------      ------



Total Fixed Charges                                            180         202         214        178         138
                                                            ------      ------      ------     ------      ------



Total adjusted earnings available for
payment of fixed charges                                    $4,001      $3,606      $3,464     $3,123      $2,812
                                                            ======      ======      ======     ======      ======


Ratio of earnings to fixed charges                            22.2        17.9        16.2       17.5        20.4
                                                            ======      ======      ======     ======      ======

     NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) the Company considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.